NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.2 OF 2001
                      COUPON PERIOD ENDING 22 DECEMBER 2003

USD NOTES
---------

                 FV OUTSTANDING   BOND FACTOR   COUPON RATE   COUPON PAYMENTS   PRINCIPAL PAYMENTS   CHARGE OFFS
                     (USD)                                         (USD)              (USD)             (AUD)
                 --------------   -----------   -----------   ---------------   ------------------   -----------
CLASS A NOTES     35,846,728.34     41.980841%    1.31500%     1,268,395.10      45,737,057.60           0.00

                 FV OUTSTANDING   BOND FACTOR   COUPON RATE   COUPON PAYMENTS   PRINCIPAL PAYMENTS   CHARGE OFFS
                     (AUD)                                         (AUD)              (USD)             (AUD)
                 --------------   -----------   -----------   ---------------   ------------------   -----------
CLASS B NOTES     37,550,000.00    100.000000%    5.40890%       506,369.36            0.00              0.00
CLASS C NOTES      3,235,000.00    100.000000%    5.62890%        45,399.01            0.00              0.00

                                                     30-NOV-03
POOL SUMMARY                                            AUD
------------
Outstanding Balance - Variable Rate Housing Loans      566,144,171
Outstanding Balance - Fixed Rate Loans                 103,946,092
Number of Loans                                              5,917
Weighted Average Current LVR                                58.61%
Average Loan Size                                          113,248
Weighted Average Seasoning                                 41 mths
Weighted Average Term to Maturity                         254 mths

PRINCIPAL COLLECTIONS                                   AUD
---------------------
Scheduled Principal Payments                          6,066,188.45
Unscheduled Principal Payments                       85,551,617.64
Redraws                                               5,967,885.49

Principal Collections                                85,649,920.60

TOTAL AVAILABLE PRINCIPAL                               AUD
-------------------------
Principal Collections                                85,649,920.60
Principal Charge Offs                                         0.00
Pay Back of Principal Draw                                    0.00
Total Available Principal                            85,649,920.60

Outstanding Principal
Draws From Previous Period                                    0.00

Principal Distributed                                85,649,920.60
Principal Retained                                            0.00

TOTAL AVAILABLE FUNDS                                   AUD
---------------------
Available Income                                     13,409,692.36
Principal Draw                                                0.00
Liquidity Draw                                                0.00

Total Available Funds                                13,409,692.36

REDRAW & LIQUIDITY FACILITIES                           AUD
-----------------------------
Redraw Shortfall                                              0.00
Redraw Carryover Charge Offs                                  0.00

CPR
---
                                     SEP-03           OCT-03             NOV-03
                                     ------           ------             ------
                1 MTH CPR            37.49%           34.83%             35.96%

ARREARS
-------
                                 % OF POOL
                                (BY BALANCE)
31 - 59 DAYS                       0.53%
60 - 89 DAYS                       0.14%
90+ DAYS                           0.14%
DEFAULTS                            Nil
LOSSES                              Nil